News Release TSX-V: PDO 09-07 June 9, 2009

PORTAL ASSIGNS OPTION ON NEVADA PROPERTIES

Portal Resources Ltd. (TSX-V: PDO) (the “Company”) announces that it has assigned to Pengram Corporation of Bellingham, Washington, its rights to acquire certain mineral claims known as the Golden Snow, Fish and CPG projects that are located in the Walker Lane belt and Battle Mountain/Eureka trend in Nevada, USA, under the Option Agreement granted to it by Claremont Nevada Mines, Scoonover Exploration and JR Exploration. The Option Agreement was previously announced by the Company on September 2, 2008.  In consideration for the assignment of the Option Agreement to it, Pengram Corporation issued 150,000 common shares to the Company.

“I am pleased to have found a home for these assets which will allow the Company to focus on gold and silver project acquisitions in Mexico.” stated David Hottman, President and CEO of the Company.

The Company was founded in 1999 and is based in Vancouver, Canada with a focus on the exploration, development and exploitation of natural resources in North America.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net